

Mail Stop 4628

June 23, 2016

Via E-Mail
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

> **Re:** **Capital City Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Response Dated May 16, 2016**
> **File No. 333-140806**

Dear Mr. Shear:

We have reviewed your May 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 10

Oil and Gas Disclosures, page 10

General, page 10

1.   We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A indicating the number of <u>gross</u> developed acres is equal to the number of <u>net</u> developed acres. Your proposed disclosure does not appear to fully comply with the requirements under Item 1208(a) of Regulation S-K.

Please further revise your disclosure to separately provide the acreage figures of your (i) total gross developed acreage and (ii) total net developed acreage or clarify why a revision in your disclosure is not necessary. The terms "gross well or acre" and "net well or acre" are defined under Item 1208(c) of Regulation S-K.

For your reference the relevant definitions are as follows:
- Item 1208(c)(1) *a gross acre* is an acre in which the registrant owns a working interest. The number of gross acres is the total number of acres in which the registrant owns a working interest.
- Item 1208(c)(2) *a net acre* is deemed to exist when the sum of fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions of whole numbers.

Producing Activities, page 10

Production Volumes, page 10

Production Prices and Costs, page 10

2. We note a difference between the production figures presented as total barrels of oil equivalents (Boe) that you report as of December 31, 2014 and 2013 on page 10 and the corresponding information that appears on page 41 of the Draft Form 10-K/A. Furthermore, we note the total 2014 production figures for crude oil and natural gas appear to be inconsistent with a mathematical summation of the individual production figures provided by state elsewhere on page 10.

    Please explain the reason for the differences and revise your disclosures to resolve the inconsistencies in your production figures.

3. We note your proposed disclosure in the Draft of Form 10-K/A of the average sales price of crude oil and natural gas is by individual state, rather than by country, which is permissible. However, Subpart 229.1200 requires disclosure by geographical area, as appropriate for meaningful disclosure in the circumstances.

    As all of your production is related to properties located in the U.S., please expand your disclosure to also report the sales price by individual product type on an average basis related to the total volume of oil and gas produced in the U.S. Refer to the disclosure requirements under Item 1204(b)(1) of Regulation S-K.

4. We have read your response to prior comment 2 and note your proposed disclosure in the Draft Form 10-K/A of the average production cost is by final product sold rather than per unit of production as required, e.g. the average cost per barrel of oil equivalent. We also note your proposed disclosure is by individual state, rather than by country, which is

permissible. However, as previously noted, Subpart 229.1200 requires disclosure by geographical area, as appropriate for meaningful disclosure in the circumstances. As all of your production is related to properties located in the U.S., please expand your disclosure to also report the production cost, not including ad valorem and severance taxes, as the average cost per barrel of oil equivalent produced in the U.S. Refer to the disclosure requirements under Item 1204(b)(2) of Regulation S-K.

5.   We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A providing the total number of oil and gas wells with positive gross production and the total number of oil and gas wells with positive net earnings. Your proposed disclosure does not fully comply with the requirements under Item 1208(a) of Regulation S-K. Please further revise your disclosure to provide the numbers of (i) productive gross oil wells, (ii) productive gross gas wells, (iii) productive net oil wells and (iv) productive net gas wells. The terms "gross well", "net well" and "productive wells" are defined under Item 1208(c) of Regulation S-K.

For your reference the relevant definitions are as follows:
*   Item 1208(c)(1) *a gross well* is a well in which the registrant owns a working interest. The number of gross wells is the total number of wells in which the registrant owns a working interest. Count one or more completions in the same bore hole as one well. In a footnote, disclose the number of wells with multiple completions. If one of the multiple completions in a well is an oil completion, classify the well as an oil well.
*   Item 1208(c)(2) *a net well* is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.
*   Item 1208(c)(3) *productive wells* include producing wells and wells mechanically capable of production.

Proved Oil and Gas Reserves, page 11

6.   We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the qualifications of the technical person at Shumway Resources, LLC primarily responsible for overseeing the preparation of the reserves estimates as of December 31, 2014 presented in Exhibit 23.1. Please expand your disclosure to also provide the qualifications of the technical person at Capital City Energy Group, Inc. who is primarily responsible for overseeing the preparation of the reserves estimates as disclosed in Form 10-K for the fiscal year ending December 31, 2014. Refer to the disclosure requirements under Item 1202(a)(7) of Regulation S-K.

7.   We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the presentation of your estimated proved reserves as an aggregation of the net quantities of crude oil and natural gas expressed in terms of barrels

of oil equivalent ("BOE"). In this regard, you provide a mathematical factor of 0.1725 in order to calculate the equivalent units of natural gas. Please note Instruction 3 to Item 1202(a)(2) of Regulation S-K states "if the registrant discloses amounts of product in barrels of oil equivalent, disclose the basis for such equivalency." Therefore, you should further revise your disclosure to describe the basis (e.g. the number of cubic feet of natural gas per barrel of oil equivalent). This would appear to be approximately 5,800 cubic feet of natural gas per barrel of crude oil based on your conversion factor of 0.1725.

8.   It appears that the disclosure of the equivalent amounts of your proved reserves is incorrectly labeled "total gas equivalents (Mcfe)," rather than as barrels of oil equivalent (Boe) for the periods ending December 31, 2014 and 2013. Please revise your disclosure or explain why a revision is not necessary.

9.   Please expand the disclosure on pages 12 and 41 in the Draft Form 10-K/A to explain the reason that you have revised the net quantities of your estimated proved developed reserves for the period ending December 31, 2013 from such estimates previously disclosed in Form 10-K for the fiscal year ending December 31, 2013.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page 39

Oil and Gas Producing Activities, page 39

Net Proved Reserve Summary, page 41

10.   We have read your response to prior comment 2 and the proposed disclosure in the Draft Form 10-K/A relating to the presentation of the changes in the net quantities of your proved reserves for the periods ending December 31, 2014 and 2013.

We also note your proposed disclosure is provided as equivalent amounts expressed as barrels of oil equivalent (Boe), rather than by individual product type of crude oil and natural gas, which is permissible. However, FASB ASC 932-235-50-5 requires the disclosure of the "changes in the net quantities of an entity's proved reserves" by individual product type with the "changes resulting from all of the following shown separately with an appropriate explanation of significant changes: a) revisions of previous estimates, b) improved recovery, c) purchases of minerals in place, d) extensions and discoveries, e) production and f) sales of minerals in place."

Please incorporate the required disclosure into the presentations provided as supplemental information relating to your oil and gas producing activities in the Notes to Consolidated Financial Statements. For additional guidance relating to the format of this disclosure, refer to the example provided in FASB ASC paragraph 932-235-55-2.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page 44

11.   Please modify the disclosure on page 44 relating to the crude oil price of $94.99/BO and
        $4.35/MMBtu to clarify whether these prices are related to the estimates as of December
        31, 2014.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 45

12.   We note your disclosure of the changes in the standardized measure of discounted future
        net cash flows presented in the Draft Form 10-K/A does not appear to include a line item
        entry or otherwise account for the negative change relating to revisions of previous
        estimates in the net quantities of your reserves for the year ended December 31, 2014, as
        disclosed elsewhere on page 41. We also note that you disclose a negative line item entry
        related to the change in the standardized measure of discounted future net cash flows
        attributable to purchases of reserves in place. Please revise your disclosure to resolve
        these apparent inconsistencies.

Exhibit 23.1

13.   We note the disclosure on page 11 of the Draft Form 10-K/A indicating the reserves
        report prepared by Schumway Resources, LLC as of December 31, 2014 "includes
        certain reserves held by an unrelated third-party entity for whom the Company manages
        an investment/production program."

        Please note that disclosure of reserves, production and related cash flows presented in
        Form 10-K should only include the net quantities owned by the registrant pursuant to the
        requirements set forth in Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-
        50-4. Please obtain a revised reserve report that excludes properties in which you do not
        hold an ownership interest. Furthermore, please revise the disclosure of net reserves and
        cash flows related to the standardized measure and changes therein, which appear
        throughout your filing on Form 10-K, to reflect the revised estimates.

14.   We note your response to comment 4 and the revisions made in the disclosure of the
        standardized measure of future net cash flows for the periods ending December 31, 2014
        and 2013 to account for your asset retirement obligations. We also note disclosure on
        page 6 of the reserves report as of December 31, 2014 prepared by Shumway Resources,
        LLC which states "future expenses for plugging and abandonment were not considered"
        and on page 10, clarifying that "future expenses for well abandonment were not
        considered because in general the salvage value of the wells may substantially offset
        plugging costs incurred." Please resolve these apparent inconsistencies in the cash
        outflows associated with the settlement of your asset retirement obligations.

15.   We note the reserves report included as Exhibit 23.1 in the Draft Form 10-K/A is several
        hundred pages in length and includes detailed summary production and economic data for
        each property in Tables 1 and 2 and individual property forecasts of production, income
        and discounted present value, with historical and forecast production curves.

        Paragraph 3(e) of section IV.B in the Adopting Release contained in the Modernization
        of Oil and Gas Reporting, Final Rule states "we are adopting a new rule to require that if
        the company represents that a third party prepared the reserves estimate or conducted a
        reserves audit of the reserves estimates, the company must file a report of the third party
        as an exhibit to the relevant registration statement or report. These reports need not be the
        full ''reserves report,'' which is often very detailed and voluminous. Rather, these reports
        could be shorter form reports that summarize the scope of work performed by, and
        conclusions of, the third party."

        Please note the reserve report must include the required itemized disclosures under Item
        1202(a)(8) of Regulation S-K; however, the additional detailed supplemental information
        provided in Tables 1 and 2 are permissible but not required.

16.   As you represent that a third party prepared the reserves disclosed in the Draft Form 10-
        K/A, a reserves report is required as an exhibit to your filing. Therefore, the third party
        engineer would need to revise the language on page 3, presently stating the report was
        "prepared for the exclusive in-house use by Capital City Energy Group, Inc. (CCEG)," to
        reflect the additional purpose of the report.

17.   The reserve report filed as Exhibit 23.1 to the Draft Form 10-K/A does not include
        certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file
        a revised reserves report to including the following information in order to satisfy your
        filing obligation.

        •   The purpose for which the report was prepared (e.g. for inclusion as an exhibit in
            a filing made with the U.S. Securities and Exchange Commission (SEC) (Item
            1202(a)(8)(i)).

        •   A statement that the assumptions, data, methods and procedures used in the
            preparation of the report are appropriate for the purpose served by the report (Item
            1202(a)(8)(iv)).

        •   The volume weighted average realized prices after adjustments for differentials in
            addition to the initial benchmark prices by product type for the reserves included
            in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources